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                                                                  Exhibit (a)(4)

                       [LETTERHEAD OF EMCORE CORPORATION]

                                October 30, 2002

Dear option holder:

On behalf of EMCORE Corporation (the "Company"), I am writing to provide you with the results of the Company's recent offer to exchange (the "Offer") certain outstanding options granted under the EMCORE Corporation 2000 Stock Option Plan (as amended, the "2000 Plan") and the EMCORE Corporation 1995 Incentive and Non-Statutory Stock Option Plan (as amended, the "1995 Plan" and, together with the 2000 Plan, the "Plan") with an exercise price of at least $4.00 per share (the "Options") for new options the Company will grant under the Plan (the "New Options"). All capitalized terms used in this letter which are not defined herein have the meanings given to those terms in the letter of transmittal (the "Letter of Transmittal") accompanying the Company's offer to exchange dated September 30, 2002 (the "Offer of Exchange").

The Offer expired at 5:00 p.m., New York City Time, on October 30, 2002. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer of Exchange, the Company accepted for exchange Options tendered to it for a total of [____________] shares of Common Stock and canceled all such Options.

The Company has accepted for exchange and canceled the number of Options tendered by you equal to the number of Option Shares set forth on Attachment A to this letter.

In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive New Options under the Plan for the number of shares of Common Stock which is equal to the number of Option Shares set forth on Attachment A, as adjusted for any stock splits, stock dividends and similar events. Also in accordance with the terms of the Offer, the terms and conditions of the New Options will be substantially the same as the terms and conditions of the Options you tendered for exchange, except that the per share exercise price of all new options will equal the closing sale price of our common stock on the Nasdaq National Market on the date we grant the new options or on the first day thereafter on which a selling price is made available to the public. In addition the new options will be non-qualified options, not ISOs, regardless of whether the options for which they are exchanged were ISOs.

Pursuant to the terms of the Offer, the Company will grant you the New Options on a date determined by the Board of Directors, anticipated to be on or about May 1, 2003. At that time, as described in the Offer to Exchange, you will receive a new option agreement executed by the Company.

In accordance with the terms of the Offer, and as provided in the Plan, you must be an employee of the Company or one of its subsidiaries from the date you tendered options through the New

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Option grant date in order to receive your New Options. If you do not remain an employee , you will not receive a New Option or any other consideration for the Options tendered by you and canceled by the Company.

If you have any questions about your rights in connection with the grant of New Options, please call the Stock Option Exchange hotline at option_exchange@emcore.com.

I thank you for your continued efforts on behalf of EMCORE.

                                            Very truly yours,

                                            EMCORE CORPORATION

                                            By: /s/ Reuben F. Richards, Jr.
                                                ---------------------------
                                                Name: Reuben F. Richards, Jr.
                                                Title:  President and CEO

Attachment

                                       2
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                                                                    Attachment A


Number of Shares Tendered: